SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of January, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Free Translation

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF EXECUTIVE OFFICERS OF UNIBANCO HOLDINGS S.A., HELD ON JANUARY 9, 2004, at 11am

VENUE AND TIME:-	Av. Eusébio Matoso n° 891, 22th floor, in the City of São Paulo, State of São Paulo at 11am.

CHAIRMAN:-	Israel Vainboim

QUORUM:-	Totality of the elected members

PROVISIONS UNANIMOUSLY APPROVED:

It was approved, in order to be submitted to the deliberation of the Board of Directors, the proposal of payment of interest on capital stock to the shareholders, in the total gross amount of R$ 121,073,740.75, considering that the amount of R$ 1.4770 shall be paid for each lot of one thousand common shares, and the value of R$ 1.4770 shall be paid for each lot of one thousand class “B” preferred shares. Such values are to be paid from January 30, 2004 on, in the net value of R$ 1.2555 for each lot of one thousand common shares, and R$ 1.2555 for each lot of one thousand class “B” preferred shares, after the deduction of withholding income tax at a rate of fifteen percent (15%). The value of the interest on capital stock shall be considered as part of mandatory dividends corresponding to the fiscal year of 2003, as per the provisions of paragraph 7 of article 9 of Federal Law n. 9,249/95 and of sole paragraph of article 35 of the by-laws of the Company. Shall the present proposal be approved by the Board of Directors, at a meeting to be held on January 20, 2004, the Company’s shares shall be traded EX-INTERESTS ON CAPITAL STOCK from the immediately subsequent business day following January 20, 2004 on. Shall the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) approve a similar proposal in a meeting to be held on January 20, 2004, bearers of Shares Deposit Certificates (“Units”), which represent, each one, one preferred share issued by Unibanco and one preferred share class “B” issued by Unibanco Holdings, will have the right to receive interest on capital stock in the gross amount of R$ 3.2362 per lot of one thousand Units traded in Brazil, corresponding to the sum of the values to be paid for each shares that they represent. From the value to be paid, the withholding income tax rate of fifteen per cent (15%) shall be deducted, resulting in the net value of R$ 2.7508 for each lot of one thousand Units. The date of the meeting of the Board of Directors shall be considered as Record Date in order to comply with the Company’s obligations under the Global Depositary Share (”GDS”) program maintained by the Company in the United States of America. Each GDS traded in the New York Stock Exchange is equivalent to 500 Units. São Paulo, January 9, 2004. (authorized signatures) Israel Vainboim, Geraldo Travaglia Filho and José Lucas Ferreira de Melo. These minutes are a revised copy of the original minute registered in the Company’s appropriate books.

São Paulo, January 9, 2004

________________________________ ______________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 12, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director